CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION

518 East Broad Street

Columbus, Ohio 43215-3976

June 18, 2013

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Auto Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on March 8, 2013 (“2012 Form 10-K”)

File No. 000-19289

Ladies and Gentlemen:

On behalf of State Auto Financial Corporation (the “Company”), I acknowledge receipt of the June 14, 2013 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of the Company (the “June 14 Correspondence”), relating to the subject filing and confirm that the Company will provide a written response to the June 14 Correspondence on or before July 15, 2013.

Sincerely,

/s/ James A. Yano
Vice President and General Counsel